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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 2004
Commission File No. 1-11284

NORANDA INC.
(Translation of registrant's name into English)

181 Bay Street, Suite 200, BCE Place,
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐        Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐        No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT LIST

Exhibit No.	Description
99.1	Press release dated May 10, 2004 of Noranda Inc. regarding "Employees at Noranda's Roseville Recycling Facility ratify new three-year collective agreement".
99.2	Press release dated May 10, 2004 of Noranda Inc. regarding "Noranda and Alexis Minerals to Undertake Exploration in Noranda Mining Camp in North-Eastern Quebec".
99.3	Press release dated May 17, 2004 of Noranda Inc. regarding "Noranda Subsidiaries to Acquire 50%-Interest in Alumina Refining Operations and Related Bauxite Mining Assets from Kaiser".
99.4	Press release dated May 30, 2004 of Noranda Inc. regarding "Employees at Noranda's CCR Copper Refinery Ratify New Three-Year Collective Agreement".

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORANDA INC. (Registrant)
June 1, 2004	By:	/s/ STEPHEN K. YOUNG Stephen K. Young Stephen Young — Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated May 10, 2004 of Noranda Inc. regarding "Employees at Noranda's Roseville Recycling Facility ratify new three-year collective agreement".
99.2	Press release dated May 10, 2004 of Noranda Inc. regarding "Noranda and Alexis Minerals to Undertake Exploration in Noranda Mining Camp in North-Eastern Quebec".
99.3	Press release dated May 17, 2004 of Noranda Inc. regarding "Noranda Subsidiaries to Acquire 50%-Interest in Alumina Refining Operations and Related Bauxite Mining Assets from Kaiser".
99.4	Press release dated May 30, 2004 of Noranda Inc. regarding "Employees at Noranda's CCR Copper Refinery Ratify New Three-Year Collective Agreement".

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EXHIBIT LIST
SIGNATURES
EXHIBIT INDEX